CUSIP No. 74640Y 106

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

PURPLE INNOVATION, INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74640Y 106

(CUSIP Number)

Christopher Shackelton/Adam Gray

105 Rowayton Avenue

Rowayton, CT 06853

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 26, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74640Y 106

1.	Names of reporting persons. Coliseum Capital Management, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 12,885,399 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 12,885,399 (1)

11.	Aggregate amount beneficially owned by each reporting person 12,885,399 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 77.6% (1)
14.	Type of reporting person (see instructions) IA

(1)

Consists of (a) 5,958,772 shares of Class A common stock, par value $0.0001 per share (the “Class A Stock”), of the Issuer, 1,293,750 of which are subject to a lock-up period, vesting, and/or forfeiture, (b) 2,891,249 shares of Class A Stock that could be obtained upon conversion of 5,782,500 warrants received in connection with the Agreement to Assign Sponsor Warrants, dated February 2, 2018 by and among the Issuer, Global Partner Sponsor I LLC, Continental Stock Transfer and Trust Company, Coliseum Capital Partners, L.P. (“CCP”), Coliseum Co-Invest Debt Fund, L.P. (“COC”) and a separate account investment advisory client (the “Separate Account”) of Coliseum Capital Management, LLC (the “Private Placement Warrants”), with each Private Placement Warrant providing the right to purchase one-half share of Class A Stock per Private Placement Warrant at a price of $5.75 per half share, (c) 1,422,138 shares of Class A Stock that could be obtained upon conversion of 2,844,278 warrants purchased in the open market (the “Public Warrants”), with each Public Warrant providing the right to purchase one-half share of Class A Stock per Public Warrant at a price of $5.75 per half share and (d) 2,613,240 shares of Class A Stock that could be obtained upon conversion of 2,613,240 warrants received in connection with the Amended and Restated Credit Agreement, dated as of February 26, 2019, by and among Purple Innovation, LLC, CCP, the Separate Account and COC (the “Incremental Loan Warrants”), with each Incremental Loan Warrant providing the right to purchase one share of the Class A Stock per Incremental Loan Warrant at a price of $5.74 per share.

CUSIP No. 74640Y 106

1.	Names of reporting persons. Coliseum Capital, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 9,769,651 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 9,769,651 (1)

11.	Aggregate amount beneficially owned by each reporting person 9,769,651 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 64.6% (1)
14.	Type of reporting person (see instructions) OO

(1)

Consists of (a) 4,320,823 shares of Class A Stock, 937,635 of which are subject to a lock-up period, vesting, and/or forfeiture, (b) 2,370,668 shares of Class A Stock that could be obtained upon conversion of 4,741,337 Private Placement Warrants, (c) 1,029,380 shares of Class A Stock that could be obtained upon conversion of 2,058,761 Public Warrants and (d) 2,048,780 shares of Class A Stock that could be obtained upon conversion of 2,048,780 Incremental Loan Warrants.

CUSIP No. 74640Y 106

1.	Names of reporting persons. Coliseum Capital Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 8,769,651 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 8,769,651 (1)

11.	Aggregate amount beneficially owned by each reporting person 8,769,651 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 62.1%
14.	Type of reporting person (see instructions) PN

(1)

Consists of (a) 4,320,823 shares of Class A Stock, 937,635 of which are subject to a lock-up period, vesting, and/or forfeiture, (b) 1,370,668 shares of Class A Stock that could be obtained upon conversion of 2,741,337 Private Placement Warrants, (c) 1,029,380 shares of Class A Stock that could be obtained upon conversion of 2,058,761 Public Warrants and (d) 2,048,780 shares of Class A Stock that could be obtained upon conversion of 2,048,780 Incremental Loan Warrants.

CUSIP No. 74640Y 106

1.	Names of reporting persons. Coliseum Co-Invest Debt Fund, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,000,000 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,000,000 (1)

11.	Aggregate amount beneficially owned by each reporting person 1,000,000 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 9.4%
14.	Type of reporting person (see instructions) PN

(1)	Consist of 1,000,000 shares of Class A Stock that could be obtained upon conversion of 2,000,000 Private Placement Warrants.

CUSIP No. 74640Y 106

1.	Names of reporting persons. Adam Gray
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 12,885,399 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 12,885,399 (1)

11.	Aggregate amount beneficially owned by each reporting person 12,885,399 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 77.6% (1)
14.	Type of reporting person (see instructions) IN

(1)

Consists of (a) 5,958,772 shares of Class A Stock, 1,293,750 of which are subject to a lock-up period, vesting, and/or forfeiture, (b) 2,891,249 shares of Class A Stock that could be obtained upon conversion of 5,782,500 Private Placement Warrants, (c) 1,422,138 shares of Class A Stock that could be obtained upon conversion of 2,844,278 Public Warrants and (d) 2,613,240 shares of Class A Stock that could be obtained upon conversion of 2,613,240 Incremental Loan Warrants.

CUSIP No. 74640Y 106

1.	Names of reporting persons. Christopher Shackelton
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 12,885,399 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 12,885,399 (1)

11.	Aggregate amount beneficially owned by each reporting person 12,885,399 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 77.6% (1)
14.	Type of reporting person (see instructions) IN

(1)

Consists of (a) 5,958,772 shares of Class A Stock, 1,293,750 of which are subject to a lock-up period, vesting, and/or forfeiture, (b) 2,891,249 shares of Class A Stock that could be obtained upon conversion of 5,782,500 Private Placement Warrants, (c) 1,422,138 shares of Class A Stock that could be obtained upon conversion of 2,844,278 Public Warrants and (d) 2,613,240 shares of Class A Stock that could be obtained upon conversion of 2,613,240 Incremental Loan Warrants.

CUSIP No. 74640Y 106

Explanatory Note: This Amendment No. 3 (this “Amendment”) to the Schedule 13D (the “Initial 13D”), filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on February 12, 2018 and as amended and supplemented by Amendment No. 1 to the Initial 13D filed on May 23, 2018 and Amendment No. 2 to the Initial 13D filed on June 12, 2018, amends and supplements certain of the items set forth therein.

As used in this Amendment, the term “Reporting Persons” collectively refers to:

•	Coliseum Capital Management, LLC, a Delaware limited liability company (“CCM”);

•	Coliseum Capital, LLC, a Delaware limited liability company (“CC”);

•	Coliseum Capital Partners, L.P., a Delaware limited partnership (“CCP”);

•	Coliseum Co-Invest Debt Fund, L.P., a Delaware limited partnership (“COC”);

•	Adam Gray (“Gray”), a director of the Issuer; and

•	Christopher Shackelton (“Shackelton”).

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented as follows:

The source and amount of funds used in acquiring the Incremental Loan Warrants (as defined below) by the Reporting Persons and a separate account investment advisory client of CCM (the “Separate Account”) were as follows:

Purchaser	Source of Funds	Amount
CCP	Working Capital	$0	(1)
Separate Account	Working Capital	$0	(2)

(1)	Pursuant to the terms of the Amended and Restated Credit Agreement (as defined below), under which CCP agreed to make a loan of $7,840,000, CCP received 2,048,780 Incremental Loan Warrants.
(2)

Pursuant to the terms of the Amended and Restated Credit Agreement, under which the Separate Account agreed to make a loan of $2,160,000, the Separate Account received 564,460 Incremental Loan Warrants.

Item 4. Purpose of Transaction.

Item 4 is hereby supplemented as follows:

Amended and Restated Credit Agreement, Incremental Loan Warrants and Amended and Restated Parent Guaranty

CUSIP No. 74640Y 106

On February 26, 2019, Purple Innovation, LLC, a Delaware limited liability company and the operating subsidiary of the Issuer (“Purple LLC”), CCP, the Separate Account and COC (together with CCP and the Separate Account, the “Lenders”) entered into an Amended and Restated Credit Agreement (the “Amended and Restated Credit Agreement”) and consummated the transactions contemplated thereby (the “Closing”). As part of the Amended and Restated Credit Agreement, the Issuer issued to the Lenders who provided incremental financing 2,613,240 warrants (collectively, the “Incremental Loan Warrants”) to purchase an aggregate of 2,613,240 shares of Class A Stock at a price of $5.74 per share, subject to certain adjustments. An Incremental Loan Warrant may be exercised for cash or on a cashless basis, pursuant to the terms of the Incremental Loan Warrant, only during the period (x) commencing the date of the Closing and (y) terminating at 5:00 p.m., New York City time, on February 26, 2024, the date that is five years from the date of the Closing.

The Amended and Restated Credit Agreement amends and restates that certain Credit Agreement dated as of February 2, 2018, to, among other things, (1) provide an additional $10.0 million of indebtedness to Purple LLC, funded by CCP and the Separate Account, such that the total amount of principal indebtedness provided to Purple LLC is increased to $35.0 million (the “Incremental Loan”); (2) grant a security interest to the Lenders in substantially all of the assets (subject to certain limited exceptions) of Purple LLC to secure Purple LLC’s obligations under the Amended and Restated Credit Agreement and the other agreements contemplated thereby, subject to certain exceptions; and (3) provide the ability for Purple LLC to request additional loans from the Lenders in an aggregate principal amount not to exceed $10 million (each, an “Additional Loan”), subject to certain conditions including, but not limited, to the issuance of warrants (the “Additional Loan Warrants”) to purchase shares of Class A Stock.

After giving effect to the Closing of the transactions contemplated by the Amended and Restated Credit Agreement, the Lenders own 5,958,772 shares of Class A Stock and warrants to purchase 6,926,627 shares of Class A Stock. If the Additional Loan is drawn in full and all available Additional Loan Warrants are issued at the lowest initial exercise price of $1.00 per share, the Lenders will acquire up to an additional 15,000,000 warrants to purchase a total of up to 15,000,000 shares of Class A Stock, resulting in beneficial ownership by the Lenders of up to 27,885,399 shares of Class A Stock.

In connection with the Amended and Restated Credit Agreement, on February 26, 2019, the Issuer entered into an Amended and Restated Parent Guaranty (the “Amended and Restated Parent Guaranty”) with the Lenders pursuant to which the Issuer agreed to an unconditional guaranty of the payment of all obligations and liabilities of Purple LLC under the Amended and Restated Credit Agreement.

The foregoing summary of the Amended and Restated Credit Agreement, the Incremental Loan Warrants and the Amended and Restated Parent Guaranty does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Amended and Restated Credit Agreement, the form of Incremental Loan Warrant and the Amended and Restated Parent Guaranty, respectively, which are filed as Exhibits 12, 13 and 14, respectively, to this Amendment and are incorporated by reference herein.

Registration Rights Agreement

In connection with the Amended and Restated Credit Agreement, on February 26, 2019, the Issuer entered into a Registration Rights Agreement (the “Incremental Loan Warrant Registration Rights Agreement”) with CCP and the Separate Account, providing for the registration under the Securities Act of 1933, as amended, of the Incremental Loan Warrants and the shares issuable upon the exercise of the Incremental Loan Warrants, subject to customary terms and conditions.

The Incremental Loan Warrant Registration Rights Agreement entitles the holders of the Incremental Loan Warrants to demand registration of these securities and also to piggyback on the registration of Issuer securities by the Issuer and other existing Issuer securityholders.

CUSIP No. 74640Y 106

The Incremental Loan Warrant Registration Rights Agreement provides that, on or prior to March 29, 2019, the Issuer will be required to prepare and file with the Securities and Exchange Commission pursuant to Rule 415 of the Securities Act a registration statement to register the resale of the Incremental Loan Warrants and the shares of Class A Stock underlying the Incremental Loan Warrants.

The foregoing summary of the Incremental Loan Warrant Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Incremental Loan Warrant Registration Rights Agreement, which is filed as Exhibit 15 to this Amendment and is incorporated by reference herein.

Guarantor Security Agreement

In connection with the Amended and Restated Parent Guaranty, on February 26, 2019, the Issuer entered into a Guarantor Security Agreement with the Lenders and Delaware Trust Company, as collateral agent for the Lenders (the “Collateral Agent”), pursuant to which the Issuer granted to the Collateral Agent a security interest in substantially all of the assets of the Issuer (subject to certain limited exceptions) to secure the Issuer’s obligations under the Amended and Restated Parent Guaranty.

The foregoing summary of the Guarantor Security Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Guarantor Security Agreement, which is filed as Exhibit 16 to this Amendment and is incorporated by reference herein.

Intellectual Property Security Agreement

In connection with the Amended and Restated Credit Agreement, on February 26, 2019, the Issuer and Purple LLC entered into an Intellectual Property Security Agreement with the Lenders and the Collateral Agent, pursuant to which they granted to the Collateral Agent, on behalf of the Lenders, a security interest in all of the intellectual property of the Issuer and Purple LLC that constitutes collateral under the Amended and Restated Credit Agreement (the “Intellectual Property Security Agreement”).

The foregoing summary of the Intellectual Property Security Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Intellectual Property Security Agreement, which is filed as Exhibit 17 to this Amendment and is incorporated by reference herein.

General

The Reporting Persons acquired the securities reported herein (the “Securities”) for investment purposes, and such purposes were made in the Reporting Persons’ ordinary course of business. In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Securities at times, and in such manner (including pursuant to hedging transactions), as they deem advisable to benefit from changes in market prices of the Class A Stock, changes in the Issuer’s operations, business strategy or prospects, or from a sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons routinely will monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons’ modifying their ownership of the Securities, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the other actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional securities of the Issuer or dispose of all Securities beneficially owned by them, in public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

CUSIP No. 74640Y 106

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

The information relating to the beneficial ownership of Class A Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 9,682,855 shares of Class A Stock outstanding as of February 8, 2019, as reported in the Issuer’s Schedule 14A filed with the SEC on February 11, 2019. When including the Issuer’s Class B common stock, par value $0.0001 per share (the “Class B Stock” and, together with the Class A Stock, the “Common Stock”), the Reporting Persons beneficially own 21.2% of the Common Stock.

The information in Item 6 hereof is incorporated by reference herein.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

CCM is an investment adviser whose clients, including CCP, COC and the Separate Account, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Stock. CC is the general partner of CCP and COC. Gray and Shackelton are the managers of CC and CCM.

Item 7. Material to Be Filed as Exhibits.

Item 7 is hereby supplemented as follows:

Exhibit No.	Description

12	Amended and Restated Credit Agreement dated February 26, 2019 between and among Purple LLC, CCP, the Separate Account, COC and the Collateral Agent (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 27, 2019)

13	Form of Incremental Loan Warrant (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 27, 2019)

14	Amended and Restated Parent Guaranty dated February 26, 2019 by the Issuer (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 27, 2019)

15	Registration Rights Agreement dated February 26, 2019 between and among the Issuer, CCP and the Separate Account (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 27, 2019)

16	Guarantor Security Agreement dated February 26, 2019 between and among the Issuer, CCP, the Separate Account, COC and the Collateral Agent (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 27, 2019)

17	Intellectual Property Security Agreement dated February 26, 2019 between and among the Issuer, Purple LLC, CCP, the Separate Account, COC and the Collateral Agent (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 27, 2019)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: March 1, 2019

COLISEUM CAPITAL MANAGEMENT, LLC		COLISEUM CO-INVEST DEBT FUND, L.P.

		By:	Coliseum Capital, LLC, General Partner

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL, LLC		ADAM GRAY

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL PARTNERS, L.P.		CHRISTOPHER SHACKELTON

By:	Coliseum Capital, LLC, General Partner

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact